Exhibit (a)(1)(x)

August 7, 2006

Offer to Purchase Common Stock of Acxiom Corporation

Notice to Holders of Vested Stock Options:

As you may already know, Acxiom Corporation (“Acxiom” or the “Company”) has recently announced its offer to purchase up to 11,111,111 shares of the Company’s Common Stock, $0.10 par value per share (such shares, together with all other outstanding shares of Common Stock of Acxiom, are herein referred to as the “Shares”), at a price specified by such stockholders not greater than $27.00 nor less than $25.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2006 and in the related blue Letter of Transmittal (such documents and related materials, the “Offer Documents”), which together as may be amended or supplemented from time to time constitute the tender offer (the “Offer”). You may obtain copies of the Offer Documents by calling Katharine Raymond at (501) 342-3545.

As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before September 5, 2006, and then tender the shares so acquired to the Company pursuant to the terms of the Offer. September 5, 2006 is the last day that you may exercise your vested options in order to tender the Shares subject to such options in the Offer. To assist you, attached is a summary of your exercisable stock option grants, including the option date, exercise price, and the number of options from each grant that are exercisable as of August 7, 2006. In the event that you have options vesting after August 7, 2006 but on or before September 5, 2006, such additional options, once vested, may be exercised not later than September 5, 2006 for purposes of tendering the underlying Shares in the Offer. Note that the attached summary only includes grants that currently have shares exercisable.

You will need to evaluate the Offer Documents, which you may obtain by calling Acxiom’s benefits team at 1-800-974-0170, to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the Offer.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per share price (the “Purchase Price”), not greater than $27.00 nor less than $25.00 per share, that it will pay for the Shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest price that will allow it to purchase 11,111,111 Shares or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All stockholders whose Shares are purchased by the Company will receive the Purchase Price for each Share purchased in the Offer. In the event the Purchase Price is less than the maximum of $27.00 per share and more than 11,111,111 Shares are tendered in the Offer at or below the Purchase Price, Acxiom may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer so that it repurchases up to $300,000,00 of its Shares. By way of example, if the Purchase Price is $26.00 per share, the Company may purchase up to an additional 427,350 of its outstanding Shares to the extent tendered in the Offer. Acxiom also expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

If the Company is unable to purchase 11,111,111 Shares in the Offer, it will consider, in its sole discretion, various other options, including, among other things, additional share repurchases.

Holders of vested Company stock options who exercise and tender the Shares underlying such options will have their Shares purchased by the Company on the same basis as other holders of Shares. There can be no guarantee that all Shares acquired pursuant to an exercise of vested options, or any other method, will be purchased by the Company.

We strongly encourage you to discuss the Offer with your tax advisor or broker.

If you decide to exercise any of your stock options, attached is a Notice of Exercise for you to use. The Offer will expire at 5:00 p.m., New York City time, on Tuesday, September 12, 2006 (the “Expiration Date”) unless extended by the Company. If you do intend to exercise stock options in order to tender Shares in the Offer, you must exercise your options not later than 3:00 p.m., New York City Time, Tuesday, September 5, 2006, in order to obtain Shares to tender by Tuesday, September 12, 2006.

Upon the terms and subject to the conditions of the Offer, if more than 11,111,111 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase Shares on the following basis:

•	first, all Shares properly tendered before the Expiration Date from all holders of an aggregate of fewer than 100 Shares (“odd lots”) who (1) tender all Shares owned beneficially or of record at a price at or below the Purchase Price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, subject to the conditional tender provisions described in the Offer to Purchase, all other Shares properly tendered at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares; and

•	third, only if necessary to permit the Company to purchase 11,111,111 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, Shares conditionally tendered (for which the condition was not initially satisfied) before the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares.

The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by J.P. Morgan Securities Inc. and Stephens Inc., the Dealer Managers for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.